Exhibit 99.3

Rights Offering to Holders of
Chartered Semiconductor Manufacturing Ltd.
American Depositary Shares

March 11, 2009

To	Our Clients who are Beneficial Owners of
American Depositary Shares of
Chartered Semiconductor Manufacturing Ltd.

In connection with the offering by Chartered Semiconductor Manufacturing Ltd. (“Chartered”) (i) to holders of its ordinary shares of rights to subscribe for new ordinary shares (referred to herein as the “ordinary share rights”), as well as rights to apply for additional ordinary shares (“excess ordinary share rights”) and (ii) to holders of its American Depositary Shares (the “ADSs”) of rights to subscribe for new ADSs (the “primary ADS rights”), as well as rights to apply to subscribe for additional new ordinary shares in the form of ADSs (the “excess ADS rights” and together with the primary ADS rights, the “ADS rights”), please find enclosed a Prospectus, dated March 9, 2009, together with a Prospectus Supplement, dated March 11, 2009 (collectively, the “Prospectus”). Citibank, N.A. has been appointed as the ADS rights agent by Chartered. The Prospectus is being furnished to you as the beneficial owner of ADSs held by us for your account. In addition, please find the attached Subscription/Sale Instructions for ADS Rights, which must be completed by you in order to direct the exercise or the sale of your ADS rights. Chartered has made arrangements with Citibank, N.A., as ADS rights agent for the ADSs, to make available the ADS rights to holders of ADSs as of 5:00 p.m. (New York City time) on March 18, 2009 (the “ADS record date”) upon the terms set forth in the Prospectus. Your prompt attention is requested, as the ADS subscription period expires at 5:00 p.m. (New York City time) on April 3, 2009 (the “ADS rights expiration date”).

ADS RIGHTS NOT EXERCISED PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON APRIL 3, 2009 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of your ADS rights, please refer to the enclosed Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus or the terms hereof, the terms of the Prospectus shall govern. Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

Exercise of ADS Rights

You will receive 27 primary ADS rights for every 10 ADSs you hold on the ADS record date. One (1) primary ADS right will entitle you to subscribe for one (1) new ADS. To validly subscribe for new ADSs, you will need to tender to the ADS rights agent US$0.53 for each new ADS you wish to subscribe for, which is 117.78% of the U.S. dollar equivalent of the ordinary share subscription price of S$0.07, multiplied by ten (10), based on the prevailing exchange rate between the U.S. dollar and the Singapore dollar (as reported by Bloomberg L.P.) on March 6, 2009, being the business day before the date of announcement of the offering on March 9, 2009, in order to account for possible exchange rate fluctuation and, in the event of an excess balance following the exchange rate application, to pay the depositary for the issuance of new ADSs you have subscribed for (up to US$0.05 per new ADS issued). The definitive ADS subscription price will be the U.S. dollar equivalent of the ordinary share subscription price of S$0.07, multiplied by ten (10), based on the prevailing exchange rate between the U.S. dollar and the Singapore dollar (as reported by Bloomberg L.P.) on April 6, 2009 (the “definitive ADS subscription price”). If the amount you pay is more than the definitive ADS subscription price and the corresponding new ADS issuance fee, the ADS right agent will refund to you such aggregate excess without interest. If the amount you pay to subscribe each new ADS is insufficient to pay the definitive ADS subscription price and the corresponding new ADS issuance fee, the ADS rights agent will pay the amount of the shortfall of the definitive ADS subscription price to Chartered on your behalf, and you will need to reimburse to the ADS rights agent the amount of such shortfall, in addition to paying the corresponding new ADS issuance fee owed, prior to your receiving any new ADSs. Please refer to the Prospectus for a description of the actions to be taken if the amount you pay to subscribe each new ADS is insufficient to cover, or exceeds, the definitive ADS subscription price.

In the event that any ordinary shares are not subscribed for pursuant to the exercise of primary ADS rights or ordinary share rights and you have exercised all of your primary ADS rights, you may apply to subscribe for additional new ordinary shares in the form of ADSs by specifying an additional number of ADSs you would like to be allocated in the appropriate place on the attached Subscription/Sale Instructions for ADS Rights. If the aggregate number of additional new ordinary shares available for subscription pursuant to the excess ADS rights and excess ordinary share rights equals or exceeds the aggregate number of additional new ordinary shares applied to be subscribed for pursuant to the exercise of excess ADS rights and excess ordinary share rights, you will receive the number of additional new ordinary shares in the form of ADSs indicated in your application. If the aggregate number of additional new ordinary shares available for subscription is less than the aggregate number of additional new ordinary shares applied to be subscribed for pursuant to the exercise of excess ADS rights and excess ordinary share rights and you have applied to subscribe for new ordinary shares pursuant to the exercise of excess ADS rights, you will be allocated additional new ordinary shares in the form of ADSs. Such allocation will be made at Chartered’s discretion primarily based on each applicant’s relative shareholding in Chartered as of the ordinary share books closure date and the ADS record date, respectively, provided that no applicant for excess ADSs and excess ordinary shares (collectively, “excess rights shares”) shall be allocated more excess rights shares than the number for which they have applied. Priority will be given to the rounding of odd lots for holders of ordinary share rights but otherwise, no distinction will be made among directors, substantial shareholders, other shareholders of Chartered and other applicants for excess rights shares.

If you wish to exercise your excess ADS rights, you must indicate the number of additional new ADSs you wish to apply to subscribe for on a properly completed ADS rights certificate and make full payment for each additional new ADS for which of you are applying to subscribe in accordance with the payment provisions described above. In the event that you are allocated less than the number of additional new ADSs that you apply to subscribe for, the ADS rights agent will return any excess funds not applied to the subscription of additional new ADSs as soon as practicable after such allocation, net of amounts otherwise owed to the ADS rights agent in connection with the exercise of your ADS rights, including the applicable issuance fee, without interest. A subscription for additional new ordinary shares in the form of ADSs must be received prior to the ADS rights expiration date. The exercise of your excess ADS rights to apply to subscribe for additional new ordinary shares in the form of ADSs is irrevocable and may not be cancelled or modified.

Exchange of ADS Rights for Ordinary Share Rights

ADS rights may be converted only into ordinary share rights and not excess ordinary share rights. Upon exchange of your ADS rights into ordinary share rights, your corresponding excess ADS rights will lapse. For assistance in effecting a conversion, you should contact us or a bank, broker or other professional advisor. If you wish to convert your ADS rights into ordinary share rights, you will be charged a conversion fee of up to US$0.02 per ADS right converted by the ADS rights agent. Conversions may take up to three (3) business days to complete. If you intend on effecting a conversion you should initiate the conversion process in ample time to ensure that the conversion is completed before the expiration of the ordinary share rights trading period, the ADS subscription period or the ordinary share subscription period, as applicable.

In order to convert an ADS right into an ordinary share right prior to the expiration of trading of the ordinary share rights on the Singapore Exchange Securities Trading Limited (the “SGX-ST”), the ADS rights agent must receive your request for conversion by 5:00 p.m. (New York City time) on March 25, 2009. The trading of ordinary share rights on the SGX-ST ends at 5:00 p.m. (Singapore time) on March 31, 2009. In order to convert an ADS right into an ordinary share right prior to the expiration of the ordinary share subscription period, the ADS rights agent must receive your request for conversion by 5:00 p.m. (New York City time) on March 31, 2009. The ordinary share subscription period expires at 5:00 p.m. (9:30 p.m. for electronic applications) (Singapore time) on April 6, 2009. The transaction costs, if any, incurred in effecting conversions are your responsibility.

Unexercised ADS Rights

If you do not exercise or sell your ADS rights prior to the ADS rights expiration date, your ADS rights will become void and will have no further value. Because the expiration of the ADS subscription period extends beyond the trading period of the ordinary share rights, and is only one (1) business day prior to the expiration of the ordinary share subscription period, it would not be practicable for the ADS rights agent to sell any unexercised ADS rights on your behalf. Accordingly, you will not receive any value or proceeds with respect to unexercised rights.

Sale of ADS rights

The ADS rights agent will charge you customary fees, taxes and expenses, including depositary fees (up to US$0.02 per ADS right sold), for selling ADS rights. The ADS rights will be quoted on NASDAQ. If you wish to sell any ADS rights, you may direct us to instruct the ADS rights agent to sell any such ADS rights by so indicating on the enclosed Subscription/Sale Instructions for ADS Rights and delivering the signed and completed Subscription/Sale Instructions for ADS Rights to us in time to enable us to instruct the ADS rights agent before 5:00 p.m. (New York City time) on March 27, 2009. The proceeds of any ADS rights sold (after deduction of applicable depositary fees of up to US$0.02 per ADS right sold, taxes and expenses), will be remitted to you after the expiration of the ADS rights subscription period. The net sale proceeds that you are entitled to for your ADS rights sold will be calculated on the basis of the number of ADS rights sold and the net weighted average per ADS right price of all sales of ADS rights by the ADS rights agent during the ADS subscription period. Neither Chartered nor the ADS rights agent can guarantee the ability of the ADS rights agent to effectuate any such sale or the price at which any ADS rights will be sold.

The exercise of your ADS rights may be made only by us pursuant to your instructions. In the absence of proper instructions from you to exercise your ADS rights, together with the required payment, we will not exercise your ADS rights and your ADS rights will lapse. Accordingly, your prompt attention is requested. If you wish for us to sell your ADS rights, exercise your ADS rights and/or apply to subscribe for additional new ADSs, if any, pursuant to the terms and subject to the conditions set forth in the Prospectus, please complete, execute and deliver to us the Subscription/Sale Instructions for ADS Rights provided herewith, along with payment in the correct amount for the new ADSs you wish to subscribe for pursuant to your primary ADS rights and for which you wish to apply to subscribe for pursuant to your excess ADS rights. If you have questions regarding the ADS rights offering, please contact us.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
SUBSCRIPTION/SALE INSTRUCTIONS FOR ADS RIGHTS

The undersigned beneficial owner (the “Beneficial Owner”) of   ADS rights of Chartered Semiconductor Manufacturing Ltd. hereby acknowledges receipt of the Prospectus for the distribution of ADS rights and provides to you the following instructions in connection with the offering of new ADSs:

1.	Please exercise primary ADS rights held for our account as follows (1 primary ADS right = 1 new ADS):

X US$0.53 = US$
(no. of new ADSs subscribed)

2.	Please exercise excess ADS rights held for our account as follows*:

X US$0.53 = US$
(no. of new ADSs subscribed)

3.	Please direct the ADS rights agent to sell all ADS rights held for our account. (please mark box) ☐

4.	Please direct the ADS rights agent to sell ADS rights held for our account and subscribe for new ADSs as indicated in (1) above and apply to subscribe for additional new ADSs as indicated in (2) above.** (please mark box) ☐

Name:	Address:

Signature:

Printed name (if signatory is not the Beneficial Owner):	Telephone Number:

Title or Capacity (if signatory is not the Beneficial Owner):	Tax ID or Social Security Number:

Date Executed:

THIS FORM MUST BE RETURNED, ALONG WITH PAYMENT FOR THE TOTAL U.S. DOLLAR AMOUNT DUE UNDER (1) AND (2) ABOVE, TO THE BENEFICIAL OWNER’S BANK OR BROKER AND NOT TO CITIBANK, N.A. WITH SUFFICIENT TIME FOR THE BENEFICIAL OWNER’S BANK OR BROKER TO INSTRUCT THE ADS RIGHTS AGENT TO EXECUTE THE ABOVE TRANSACTIONS PRIOR TO THE EXPIRATION OF THE ADS SUBSCRIPTION PERIOD.

*   Please note that you may exercise your excess ADS rights only if you have exercised all of your primary ADS rights.

** If any of your ADS rights are being sold, excess ADS rights can only be exercised if you exercise all of the primary ADS rights remaining in your account.

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